                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                       FORM 6-K

                           REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                         THE SECURITIES EXCHANGE ACT OF 1934

                             For the month of July, 1998

                               DAIMLER-BENZ CORPORATION
                   (Translation of registrant's name into English)

                      EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
                       (Address of principal executive office)

          [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

               Form 20-F    X                Form 40-F
                         -------                       -------

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

               Yes                           No    X
                   ------                       -------

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________________]


THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-4 OF DAIMLERCHRYSLER AG, AS SUCCESSOR CORPORATION TO DAIMLER-BENZ AKTIENGESELLSCHAFT.

                           DAIMLER-BENZ AKTIENGESELLSCHAFT
                           -------------------------------


FORM 6-K:  TABLE OF CONTENTS

1. Unaudited Interim Condensed Consolidated Financial Statements of Daimler-Benz Aktiengesellschaft as of June 30, 1998 and for the six-month period then ended

2. Consolidated Interim Report to Stockholders for the period January 1 to June 30, 1998, dated July 1998 (English version)

                                   DAIMLER-BENZ AG

                     CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                (unaudited and in millions, except per share amounts)

                                                                    Six Months Ended June 30,
                                                           -----------------------------------------
                                                              1998
                                                             (Note 1)        1998           1997
                                                           -----------    -----------    -----------
   Revenues                                                $    37,550    DM   67,714    DM   55,892
   Cost of sales                                               (29,839)       (53,809)       (44,919)
                                                           -----------    -----------    -----------
GROSS MARGIN                                                     7,711         13,905         10,973

   Selling, administrative and other expenses                   (4,732)        (8,534)        (7,517)
   Research and development                                     (1,732)        (3,123)        (2,867)
   Other income                                                    621          1,120            733
                                                           -----------    -----------    -----------
INCOME BEFORE FINANCIAL INCOME AND INCOME TAXES                  1,868          3,368          1,322
   Financial income (expense), net                                 300            542           (111)
                                                           -----------    -----------    -----------
INCOME BEFORE INCOME TAXES                                       2,168          3,910          1,211
   Income taxes                                                 (1,019)        (1,838)          (263)
   Minority interest                                               (34)           (62)            44
                                                           -----------    -----------    -----------
NET INCOME                                                       1,115          2,010            992
                                                           ===========    ===========    ===========

EARNINGS PER SHARE
   Basic earnings per share                                       2.11           3.81           1.89
                                                           ===========    ===========    ===========
   Diluted earnings per share                                     2.04           3.68           1.88
                                                           ===========    ===========    ===========



           The Accompanying Notes are an Integral Part of these Unaudited
                Interim Condensed Consolidated Financial Statements

                                  DAIMLER-BENZ AG

                        CONDENSED CONSOLIDATED BALANCE SHEETS
                            (unaudited and in millions)

                                                                  At June 30,          At December 31,
                                                           --------------------------    -----------
                                                              1998
                                                             (Note 1)        1998           1997
                                                           -----------    -----------    -----------
ASSETS
    Intangible assets                                      $     1,051    DM    1,895    DM    1,915
    Property, plant and equipment                               11,938         21,528         20,656
    Investments and long term financial assets                   2,216          3,996          3,453
    Equipment on operating leases                                9,128         16,461         14,931
                                                           -----------    -----------    -----------
  FIXED ASSETS                                                  24,333         43,880         40,955
                                                           -----------    -----------    -----------

    Inventories                                                  8,839         15,940         14,390
    Receivables
      Receivables from financial services                       16,111         29,053         25,924
      Trade and other receivables and other assets              11,700         21,099         24,257
    Securities                                                  10,042         18,109         14,687
    Cash and cash equivalents                                    2,329          4,199          5,833
                                                           -----------    -----------    -----------
  CURRENT ASSETS                                                49,021         88,400         85,091
                                                           -----------    -----------    -----------

  DEFERRED TAXES AND PREPAID EXPENSES                            5,387          9,714         11,053
                                                           -----------    -----------    -----------
  TOTAL ASSETS                                                  78,741        141,994        137,099
                                                           ===========    ===========    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

  STOCKHOLDERS' EQUITY                                     $    18,725    DM   33,767    DM   35,085
                                                           -----------    -----------    -----------

  MINORITY INTEREST                                                586          1,057          1,170
                                                           -----------    -----------    -----------
    Accrued liabilities for retirement plans                     9,803         17,677         17,200
    Other accrued liabilities                                   11,199         20,196         19,418
                                                           -----------    -----------    -----------
  ACCRUED LIABILITIES                                           21,002         37,873         36,618
                                                           -----------    -----------    -----------
    Financial liabilities                                       23,048         41,563         39,302
    Trade and other liabilities                                 13,466         24,282         21,195
                                                           -----------    -----------    -----------
  LIABILITIES                                                   36,514         65,845         60,497
                                                           -----------    -----------    -----------

  DEFERRED TAXES AND INCOME                                      1,914          3,452          3,729
                                                           -----------    -----------    -----------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                    78,741        141,994        137,099
                                                           ===========    ===========    ===========



           The Accompanying Notes are an Integral Part of these Unaudited
                Interim Condensed Consolidated Financial Statements

                                  DAIMLER-BENZ AG

                   CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Unaudited and in millions)

                                                                    Six Months Ended June 30,
                                                           -----------------------------------------
                                                              1998
                                                             (Note 1)        1998           1997
                                                           -----------    -----------    -----------

Net income                                                 $     1,115    DM    2,010    DM      992
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization of fixed assets
  (including amounts related to equipment on operating
  leases of DM 1,169 ($  648) and DM 1,178 in 1998
  and 1997, respectively)                                        2,076          3,744          3,309
  Increase (decrease) in accrued liabilities                       728          1,312            838
  Changes in other operating assets and liabilities                879          1,586            118
  Other                                                            (79)          (142)          (576)
                                                           -----------    -----------    -----------
CASH PROVIDED BY OPERATING ACTIVITIES                            4,719          8,510          4,681
                                                           -----------    -----------    -----------
Purchase of fixed assets                                        (2,294)        (4,136)        (2,747)
Increase in equipment on operating leases                       (2,489)        (4,488)        (3,513)
Proceeds from disposal of fixed assets (including
  equipment on operating leases of DM 2,169
  ($ 1,203) and DM 1,661 in 1998 and 1997,
  respectively)                                                  1,326          2,391          2,212
Acquisition of businesses                                         (377)          (680)          (269)
Proceeds from disposal of businesses                               613          1,106          1,017
Increase in receivables from financial services, net            (1,825)        (3,291)        (2,519)
Sales (Acquisitions) of securities (other
  than trading), net                                            (1,315)        (2,372)          (707)
Change in other cash                                              (880)        (1,587)           404
                                                           -----------    -----------    -----------
CASH USED FOR INVESTING ACTIVITIES                              (7,241)       (13,057)        (6,122)
                                                           -----------    -----------    -----------

Change in commercial paper borrowings, net                        (308)          (556)            25
Change in financial liabilities (including
  amounts for financial services, net of
  DM 2,320 ($ 1,287) and DM 2,392 in 1998
  and 1997, respectively)                                        1,519          2,739          3,042
Dividends paid                                                  (6,260)       (11,288)          (591)
Proceeds from capital increases                                  4,222          7,613             37
Proceeds from special distribution tax refund                    1,613          2,908              -
Other                                                              (89)          (160)             -
                                                           -----------    -----------    -----------
CASH PROVIDED BY FINANCING ACTIVITIES                              697          1,256          2,513
                                                           -----------    -----------    -----------

Effect of foreign exchange rate changes on cash
  and cash equivalents (up to 3 months)                             93            167            229
Net increase (decrease) in cash and cash equivalents
  (up to 3 months)                                              (1,732)        (3,124)         1,301
Cash and cash equivalents (up to 3 months)
  at beginning of period                                         3,045          5,491          3,220
                                                           -----------    -----------    -----------
CASH AND CASH EQUIVALENTS (UP TO 3 MONTHS)
  AT END OF PERIOD                                               1,313          2,367          4,521
                                                           ===========    ===========    ===========



           The Accompanying Notes are an Integral Part of these Unaudited
                Interim Condensed Consolidated Financial Statements

                                   DAIMLER-BENZ AG

                         NOTES TO UNAUDITED INTERIM CONDENSED
                          CONSOLIDATED FINANCIAL STATEMENTS
                             (UNAUDITED AND IN MILLIONS)

1.   PRESENTATION OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     The condensed consolidated financial statements of Daimler-Benz Aktiengesellschaft and subsidiaries ("Daimler-Benz" or the "Group") are unaudited and have been prepared in accordance with United States generally accepted accounting principles, except that the Group has accounted for certain joint ventures in accordance with the proportionate method of accounting (see
Note 3). All amounts herein are shown in millions of Deutsche Marks ("DM") and for the six months ended June 30, 1998 are also presented in U.S. dollars, the latter solely for the convenience of the reader, at the rate of DM 1.8033 = U.S. $ 1, the Noon Buying Rate of the Federal Reserve Bank of New York on June 30, 1998.

     The information included in the condensed consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The condensed consolidated financial statements should be read in conjunction with the December 31, 1997 consolidated financial statements and notes included in the Group's 1997 Annual Report on Form 20-F.

     The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, REPORTING COMPREHENSIVE INCOME, effective January 1, 1998. SFAS 130 establishes standards for reporting and display of comprehensive income and its components in financial statements. In connection with the adoption of SFAS 130 for these interim condensed financial statements, the "other equity" component of stockholders' equity (see Note 6) was renamed "accumulated other comprehensive income." Total comprehensive income of the Company for the six-month periods ended June 30, 1998 and 1997 (consisting of net income, changes in foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities) was DM 2,391 and DM 2,053, respectively.

2.   MERGER WITH CHRYSLER CORPORATION

     On May 7, 1998 the Company and Chrysler Corporation entered into a Business Combination Agreement to merge their respective businesses. In connection with the business combination, holders of Daimler-Benz AG Ordinary Shares will be offered to exchange their Ordinary Shares for Ordinary Shares of a newly formed company, DaimlerChrysler Aktiengesellschaft ("DaimlerChrysler AG") and holders of Chrysler common stock will be offered to convert into Ordinary Shares of DaimlerChrysler AG at the exchange ratio of 0.6235 of an Ordinary Share of DaimlerChrysler AG for each share of common stock of Chrysler Corporation. Consummation of the merger is subject to various conditions, including among others, approval of the U.S. antitrust authority and the receipt of Chrysler Corporation and Daimler-Benz AG stockholder approval. In July, 1998 the European antitrust authority approved of the merger. The companies anticipate the merger to be completed prior to December 31, 1998.

3.   JOINT VENTURE

     Daimler-Benz accounts for its investment in Adtranz using the proportionate method of consolidation. Accordingly, the consolidated financial statements of Daimler-Benz include as of June 30, 1998 and December 31, 1997 and for the six months ended June 30, 1998 and 1997 Daimler-Benz' 50 % proportionate interest in the assets and liabilities and results of operations and cash flows of Adtranz. Under U.S. GAAP, Daimler-Benz' investment in Adtranz is required to be accounted for using the equity method of accounting. The differences in accounting treatment between the proportionate and equity methods would not effect reported shareholders' equity or net income of Daimler-Benz. Under the equity

                                   DAIMLER-BENZ AG

                         NOTES TO UNAUDITED INTERIM CONDENSED
                          CONSOLIDATED FINANCIAL STATEMENTS
                             (UNAUDITED AND IN MILLIONS)


method of accounting, Daimler-Benz' net investment in Adtranz would be included within investments in the balance sheet and its share of the net loss of Adtranz together with the amortization of the excess of the cost of its investment over its share of the investment's net assets would be reported as a net amount in financial income, net in the Group's income statement. Additionally, under the equity method, Adtranz' only impact on the Group's cash flow statement would have been an investing cash outflow of approximately DM 300 in 1998 resulting from a capital contribution by Daimler-Benz.

     Summarized financial information for Adtranz follows:

BALANCE SHEET INFORMATION                   At June 30,       At December 31,
                                               1998                1997
                                            -----------         -----------
  Fixed assets*)                            DM    1,465         DM    1,581
  Current assets                                  1,874               1,840
                                            -----------         -----------
TOTAL ASSETS                                      3,339               3,421
                                            ===========         ===========

  Stockholders' equity                      DM    1,265         DM    1,393
  Minority interest                                  12                  12
  Accrued liabilities                               967                 970
  Liabilities                                     1,095               1,046
                                            -----------         -----------
STOCKHOLDERS'EQUITY AND LIABILITIES               3,339               3,421
                                            ===========         ===========

(*) Includes net goodwill resulting from the formation of Adtranz of DM 701 and DM 850 at June 30, 1998 and December 31, 1997, respectively.

                                               Six Months Ended June 30,
                                            -------------------------------
                                               1998                1997
                                            -----------         -----------
STATEMENT OF OPERATIONS INFORMATION
  Revenues                                  DM    1,499         DM    1,317
  Operating loss*)                                 (134)                (27)
  Net loss                                         (128)                (38)

(*) The operating loss includes an impairment charge on goodwill (1998: DM 125) and interest on advance payments received on long-term contracts
     (1998: DM 57; 1997: DM 43).


CASH FLOW INFORMATION
  Cash flows from:
    Operating activities                    DM     (160)        DM      (89)
    Investing activities                           (232)                 30
    Financing activities                            450                  49
  Effect of foreign exchange rate
    changes on cash                                   -                   -
                                            -----------         -----------
  Change in cash (up to three months)                58                 (10)
  Cash (up to three months) at beginning
    of period                                       304                 285
                                            -----------         -----------
  Cash (up to three months) at
    end of period                                   362                 275
                                            ===========         ===========

                                   DAIMLER-BENZ AG


                        NOTES TO UNAUDITED INTERIM CONDENSED
                         CONSOLIDATED FINANCIAL STATEMENTS
                            (UNAUDITED AND IN MILLIONS)

4.   INVENTORIES

                                            At June 30,       At December 31,
                                               1998                1997
                                            -----------         -----------

Raw materials and manufacturing supplies    DM    3,577         DM    3,233
Work in process                                   7,369               6,515
Finished goods, parts and products
  held for resale                                10,174               8,978
Advance payments to suppliers                       661                 659
                                            -----------         -----------
                                                 21,781              19,385
Less: Advance payments received                  (5,841)             (4,995)
                                            -----------         -----------
                                                 15,940              14,390
                                            ===========         ===========

5.   CASH AND CASH EQUIVALENTS

     As of June 30, 1998 and December 31, 1997 cash and cash equivalents include DM 1,832 and DM 342, respectively, of deposits with original maturities of more than three months.

6.   STOCKHOLDERS' EQUITY

     The changes in stockholders' equity for the six-months ended June 30, 1998 follow:

                                                                       Accumulated other
                                                                      comprehensive income
                                                                    -------------------------
                                            Additional               Cumulative    Available-
                                  Capital    paid-in     Retained   translation     for-sale     Treasury
in millions of DM                  stock     capital     earnings    adjustment    securities      stock      Total
-----------------                ------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1998         2,584      5,247      26,508         236            510            -      35,085
Comprehensive income:
  Net income                           -          -       2,010           -              -            -       2,010
  Other comprehensive income           -          -           -         (70)           451            -         381
                                                                                                           --------
  Total comprehensive income                                                                                  2,391
Dividends paid                         -          -        (827)          -              -            -        (827)
Special distribution                   -          -     (10,335)          -              -            -     (10,335)
Issuance of capital stock            263      7,350           -           -              -            -       7,613
Treasury stock                         -          -           -           -              -         (160)       (160)
                                 ------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1998           2,847     12,597      17,356         166            961         (160)     33,767
                                 ====================================================================================


     On May 27, 1998 the Daimler-Benz shareholders approved, and on June 15, 1998 Daimler-Benz paid, a special distribution of DM 20.00 (DM 19.63 after adjustment to reflect the approximately 20 % discount to market value at which the Daimler-Benz Ordinary Shares and ADS were sold in the rights offering) per Ordinary Share/ADS.

                                   DAIMLER-BENZ AG

                        NOTES TO UNAUDITED INTERIM CONDENSED
                         CONSOLIDATED FINANCIAL STATEMENTS
                            (UNAUDITED AND IN MILLIONS)

     In June, 1998, Daimler-Benz issued to holders of Daimler-Benz Ordinary Shares and ADS's and convertible debt securities, rights to acquire up to an aggregate of 52.4 million newly issued Daimler-Benz Ordinary Shares and on June 25, 1998 Daimler-Benz issued and sold 52.4 million Ordinary Shares for net proceeds of DM 7,485 million. The rights issued by Daimler-Benz entitled the holders to purchase Daimler-Benz Ordinary Shares at an approximately 20% discount to the market price of Daimler-Benz Ordinary Shares. Basic and diluted earnings per Ordinary Share have been restated to reflect the dilutive effect resulting from the discount to market value at which the Daimler-Benz Ordinary Shares were sold in the rights offering.

     During the six months ended June 30, 1998 Daimler-Benz purchased approximately 1.0 million of its Ordinary Shares for resale to its employees in October, 1998.

     Based on the shareholders' approvals of 1996 and 1997, Daimler-Benz established the Stock Option Plan 1998 of the Daimler-Benz Group (the "Plan") which provides for the granting to certain members of management of options for the purchase of Daimler-Benz Ordinary Shares. The options granted under the Plan will be evidenced by non-transferable 4.4 % convertible bonds due in July 2008 with a principal amount of DM 1,000 per bond (the "Convertible Bonds"). Daimler-Benz has reserved up to DM 110 of contingent authorized nominal capital for the issuance of new Ordinary Shares under the Plan. Each Convertible Bond entitles the holder thereof to convert the bond into Ordinary Shares with an aggregate nominal value of DM 1,000, after a 24 month waiting period, during certain specified periods each year, if the market price per Ordinary Share on the day of conversion is at least 15 % higher than the predetermined conversion price (the "Conversion Price").

     Daimler-Benz offered, beginning June 22, 1998, to certain members of management the right to subscribe to these Convertible Bonds. The Conversion Price equals to DM 183.90/share, the market price of Daimler-Benz shares on May 28, 1998. The subscription period ended July 10, 1998. Effective July 24, 1998 the Group issued Convertible Bonds in the amount of DM 41.

7.   OPERATING PROFIT

     A reconciliation of income before financial income and taxes to operating profit for the six-month periods ended June 30, 1998 and 1997 follows:


                                                    1998           1997
                                                 -----------    -----------

Income before financial income and taxes         DM    3,368    DM    1,322
Interest on advance payments received on
  long-term contracts                                    145            126
Earnings from Airbus Industrie                             -            173
Corporate research of Daimler-Benz AG                    260            220
Items not allocable to segments                          (10)             8
                                                 -----------    -----------
Operating profit                                       3,763          1,849
                                                 ===========    ===========

     During the first half of 1998 the Group`s semiconductor business was sold to the American company Vishay Intertechnology, Inc. for a gain of approximately DM 300 and the Group sold two real-estate-project-companies to Berliner Volksbank for a gain of approximately DM 100; during the first half of 1997 the Group sold its interests in AEG Electrocom GmbH and AEG/ElectroCom International, Inc., the Group`s recognition and sorting systems business, to Siemens for a gain of approximately DM 200.

                                   DAIMLER-BENZ AG

                        NOTES TO UNAUDITED INTERIM CONDENSED
                         CONSOLIDATED FINANCIAL STATEMENTS
                            (UNAUDITED AND IN MILLIONS)


8.   EARNINGS PER SHARE

The earnings per share are determined as follows:

in millions of DM or millions of                  June 30,       June 30,
shares except earnings per share                    1998           1997
--------------------------------                 -----------    -----------

Basic earnings per share:
  Net income                                           2,010            992
                                                 -----------    -----------
  Weighted average number of shares outstanding        527.5          525.2
                                                 -----------    -----------
                                                        3.81           1.89
                                                 ===========    ===========
Diluted earnings per share:
  Net income                                           2,010            992
  Interest expense on convertible bonds
     and notes (net of tax)                               24             14
                                                 -----------    -----------
                                                       2,034          1,006
                                                 -----------    -----------
  Weighted average number of shares outstanding        527.5          525.2
  Dilutive convertible bonds and notes                  24.9            8.8
                                                 -----------    -----------
                                                       552.4          534.0
                                                 -----------    -----------
                                                        3.68           1.88
                                                 ===========    ===========

The weighted average number of shares outstanding have been retroactively adjusted to give effect to the rights offering (see Note 6).

9.   SUMMARIZED FINANCIAL INFORMATION - DAIMLER-BENZ NORTH AMERICA

     Summarized financial information for Daimler-Benz North America, a wholly-owned subsidiary of Daimler-Benz AG, prepared under U.S. GAAP, is set forth below:

                                                   June 30,     December 31,
                                                     1998          1997
                                                 -----------    -----------

Receivables                                      $     8,416    $     7,070
Equipment on operating leases                          5,589          5,075
Property, plant and equipment                          1,537          1,363
Other assets                                           2,631          2,447
                                                 -----------    -----------
TOTAL ASSETS                                          18,173         15,955
                                                 ===========    ===========

Current liabilities                                    9,541          8,597
Non-current liabilities                                5,319          4,299
Stockholders' equity                                   3,313          3,059
                                                 -----------    -----------
STOCKHOLDERS' EQUITY AND LIABILITIES                  18,173         15,955
                                                 ===========    ===========

                                   DAIMLER-BENZ AG

                        NOTES TO UNAUDITED INTERIM CONDENSED
                         CONSOLIDATED FINANCIAL STATEMENTS
                            (UNAUDITED AND IN MILLIONS)


                                                   June 30,       June 30,
                                                     1998          1997
                                                 -----------    -----------
Revenues:
  Net sales of products                          $     7,696    $     5,547
  Finance and lease income                               956            808
Operating costs                                        7,779          5,889
Net income                                               348            138

                                     DAIMLER BENZ
                                 --------------------
                                  AKTIENGESELLSCHAFT








                                   [PHOTO OMITTED]


                        -------------------------------------
                             Consolidated Interim Report
                           January 1 Through June 30, 1998
                        -------------------------------------









                        -------------------------------------
                               Operating Profit doubled
                        -------------------------------------
                         Business expansion in all divisions
                        -------------------------------------
                           Above-average growth in the USA
                        -------------------------------------
                              Revenues for entire year
                            expected to top DM 140 billion
                        -------------------------------------

LADIES AND GENTLEMEN,
DEAR SHAREHOLDERS,

In early May we announced our intention to merge our activities with those of Chrysler and form DaimlerChrysler. In so doing, we want to lay the groundwork for long-term profitable growth.

     Today already, we are able to report that the course of business has been extraordinarily positive at Daimler-Benz in the first six months of 1998.

- Consolidated revenues increased by 21% to DM 67.7 billion, and all of the divisions achieved double-digit growth rates.

- On the basis of the favorable course of business, we have further improved the earning power of Daimler-Benz. The operating profit was doubled to DM
     3.8 billion. This means we will probably exceed the minimum return on capital employed of 12% originally targeted for 1999 as early as this year.

- The fact that nearly all of our business units have continued to expand their earnings is especially pleasing.

Overall, we achieved record figures for sales, revenues, and earnings in the history of the Company in the first six months of 1998. Once again, we have come an important step closer to our aim to be among the best in the world in all of our fields of activity. As in the past, significant factors in achieving this success included our innovative products and the expertise and motivation of our employees, but strict cost management and the progressively global alignment of our activities were important as well.

     As a consequence, our growth was significantly more pronounced than the markets on the whole, above all in the passenger car business. Our new models, such as the A- and M-Class and the CLK coupe and cabriolet, have been received very favorably in the market. Moreover, we have continued the strategic development of our portfolio in order to strengthen the business units we consider well-suited for profitable growth over the long term. We are expanding our position in defense technology with the acquisition of the Siemens Defense Electronics activities; its product range sensibly complements our existing line. Our partnership with the British-French Matra BAe Dynamics (MBD), which holds a 30% stake in our subsidiary LFK-Lenkflugkoerper, has opened up new possibilities for joint strategies. We sold TEMIC's semiconductor business effective February 28, 1998.

     In the North American market for heavy trucks we have been offering a second brand alongside Freightliner since May 1998. The new Sterling evolved from Ford's heavy truck sector, which we acquired in 1997. The market response is exceeding our most optimistic expectations. In the midrange future, we plan to increase our market share from approximately 30% to over 35% with the new nameplate.

     In consideration of the fact that the earnings situation of our rail joint-venture Adtranz is still less than satisfactory, we have decided together with our partner ABB to expand the restructuring program already introduced in the previous year with additional measures to boost productivity.

     The merger of Daimler-Benz and Chrysler brings together two companies whose strengths complement each other in an almost ideal way. Our joint expertise in research, development, and production as well as our strong purchasing position and the global presence will make it possible to realize new earnings potentials in the very near future. As our shareholders, you will participate in these prospects.

     At extraordinary meetings scheduled for September 18, the shareholders of both companies will reach a decision regarding the merger. We will be sending you additional information on the details of the planned measures in the next few days. For this alliance with the Chrysler Corporation we ask for your confidence and your approval.

     Sincerely,

     /s/ Juergen E. Schrempp                  /s/ Dr. Manfred Gentz

     Juergen E. Schrempp                      Dr. Manfred Gentz

---------------------------------------------------------------------------
DAIMLER-BENZ GROUP IN FIGURES


DM amounts in millions         1. half 1998   1. half 1997      Change
---------------------------------------------------------------------------
Operating profit                   3,763           1,849        + 104%
Net income                         2,010             992        + 103%
Basic earnings per share         DM 3.81         DM 1.89        + 102%

Revenues                          67,714          55,892         + 21%
EU market                         38,850          32,907         + 18%
     Germany                      21,252          18,532         + 15%
     EU excluding Germany         17,598          14,375         + 22%
USA                               15,949          11,163         + 43%
Other markets                     12,915          11,822          + 9%
---------------------------------------------------------------------------
Employees (6/30)                 303,347         291,025          + 4%
     Germany                     228,614         221,923          + 3%
     Foreign                      74,733          69,102          + 8%
---------------------------------------------------------------------------


                                  DAIMLER-BENZ GROUP

For Daimler-Benz the first half of 1998 was the best ever in the history of the Company. The Group's operating profit reached DM 3.8 billion and thus more than doubled as compared to the value achieved in the same period in the previous year.

     Revenues rose by 21% to DM 67.7 billion. At 43%, the growth in business volume was especially pronounced in the USA. While we recorded a drop in revenues in certain Asian countries as a result of the financial crisis there, we achieved significant increases in all of the other regions. All of the divisions as well as the Directly Managed Businesses contributed to the continued expansion of business. The largest share in revenues came from Passenger Cars and Commercial Vehicles at 43% and 30% respectively. The Aerospace division generated 11%, Services 12%, and the Directly Managed Businesses (Rail Systems, Automotive Electronics, and MTU/Diesel Engines) 4% of consolidated revenues.

     At June 30, 1998, the Daimler-Benz Group employed 303,347 persons worldwide. The figure for the same period in 1997 (291,025 persons) included some 7,000 employees of the semiconductor unit, which has since been sold. The number of employees increased in all segments of the Group in the course of the expansion of business. Additional jobs were created in the divisions Passenger Cars, Commercial Vehicles, and Services above all. The headcount in the Aerospace division grew also due to the first-time inclusion of the Defense Electronics unit acquired from Siemens (some 1,150 persons).

     In the statement of income, the two major cost elements - cost of sales as well as selling, administrative and other expenses - decreased in relation to revenues from 94% to 92%. The funds expended for Company research and development projects rose from DM 2.9 billion to DM 3.1 billion, while their share in revenues remained unchanged at some 5%.

     Operating profit derived from income before financial income and income taxes increased by almost DM 2 billion to DM 3.8 billion. However, in comparing with the previous year's value, non-recurring income and expenses arising in both periods have to be taken into consideration. While income in the amount of DM 0.2 billion had been generated from the sale of the sorting and recognition systems activities in the first half of 1997, the operating profit for the first six months of this year include non-recurring income of















Figures for the revenues chart

Revenues                     Jan. to June 1997    Jan. to June 1998
-------------------------------------------------------------------
Daimler-Benz                       55,892               67,714
-------------------------------------------------------------------
Germany                            18,532               21,252
-------------------------------------------------------------------
EU excluding Germany               14,375               17,598
-------------------------------------------------------------------
USA                                11,163               15,949
-------------------------------------------------------------------
Other markets                      11,822               12,915
-------------------------------------------------------------------

-------------------------------------------------------------------
Passenger Cars                     24,980               30,648
-------------------------------------------------------------------
Commercial Vehicles                17,846               21,685
-------------------------------------------------------------------
Aerospace                           6,679                7,558
-------------------------------------------------------------------
Services                            7,166                8,718
-------------------------------------------------------------------
Directly Managed Businesses         2,480                2,956
-------------------------------------------------------------------


--------------------------------------------------------------------------------
DEVELOPMENT OF THE DAIMLER-BENZ SHARE

High and Low Share Price in DM (Frankfurt Spot Rate per Share of DM 5)

                              High           Low

6/1997                        142.25         133.70
7/1997                        158.30         142.35
8/1997                        149.45         133.00
9/1997                        145.80         128.00
10/1997                       145.40         112.70
11/1997                       126.10         109.70
12/1997                       129.70         118.00
1/1998                        134.70         119.20
2/1998                        148.30         128.35
3/1998                        174.10         150.30
4/1998                        197.20         170.60
5/1998                        207.00         179.50
6/1998                        183.20         165.00

--------------------------------------------------------------------------------
*)   Note: For the existing, unadjusted rates a deduction in the amount of DM
     20.00 should be taken into consideration for the special distribution as of May 28, 1998 and, as of June 12, 1998, a reduction of approximately DM 3.00 for the subscription rights issued in connection with the subsequent capital increase.

              Half-Year Financial Statements of the Daimler-Benz Group
                (According to U.S. GAAP, Amounts in Millions of DM)

STATEMENT
OF INCOME                                         1. half 1998    1. half 1997
--------------------------------------------------------------------------------
Revenues                                              67,714         55,892
Cost of sales                                        (53,809)       (44,919)
--------------------------------------------------------------------------------
Gross margin                                          13,905         10,973
--------------------------------------------------------------------------------
Selling, administrative and
other expenses                                        (8,534)        (7,517)
Research and development                              (3,123)        (2,867)
Other income                                           1,120            733
--------------------------------------------------------------------------------
Income before financial income
and income taxes                                       3,368          1,322
--------------------------------------------------------------------------------
Financial income (expense), net                          542           (111)
--------------------------------------------------------------------------------
Income before income taxes                             3,910          1,211
--------------------------------------------------------------------------------
Income taxes                                          (1,838)          (263)
Minority interest                                        (62)            44
--------------------------------------------------------------------------------
Net income                                             2,010            992
--------------------------------------------------------------------------------
Basic earnings per share (in DM)                        3.81           1.89
--------------------------------------------------------------------------------
Diluted earnings per share (in DM)                      3.68           1.88
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



Balance Sheet                                         6/30/98       12/31/97
--------------------------------------------------------------------------------
Assets
--------------------------------------------------------------------------------
Intangible assets                                      1,895          1,915
Property, plant and equipment                         21,528         20,656
Investments and long-term
financial assets                                       3,996          3,453
Equipment on operating leases                         16,461         14,931
--------------------------------------------------------------------------------
FIXED ASSETS                                          43,880         40,955
--------------------------------------------------------------------------------
Inventories                                           15,940         14,390
Receivables from financial services                   29,053         25,924
Trade and other receivables and
other assets                                          21,099         24,257
Securities                                            18,109         14,687
Cash and cash equivalents                              4,199          5,833
--------------------------------------------------------------------------------
CURRENT ASSETS                                        88,400         85,091
--------------------------------------------------------------------------------
DEFERRED TAXES AND
PREPAID EXPENSES                                       9,714         11,053
--------------------------------------------------------------------------------
TOTAL ASSETS                                         141,994        137,099


LIABILITIES AND STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------
Stockholders' equity                                  33,767         35,085
Minority interest                                      1,057          1,170
--------------------------------------------------------------------------------
Accrued liabilities for retirement plans              17,677         17,200
Other accrued liabilities                             20,196         19,418
--------------------------------------------------------------------------------
ACCRUED LIABILITIES                                   37,873         36,618
--------------------------------------------------------------------------------
Financial liabilities                                 41,563         39,302
Trade and other liabilities                           24,282         21,195
--------------------------------------------------------------------------------
LIABILITIES                                           65,845         60,497
--------------------------------------------------------------------------------
Deferred taxes and income                              3,452          3,729
--------------------------------------------------------------------------------
Total liabilities and
stockholders' equity                                 141,994        137,099
--------------------------------------------------------------------------------



Contribution to
Operating Profit                                   1. half 1998   1. half 1997
--------------------------------------------------------------------------------
Passenger Cars                                         2,071          1,547
Commercial Vehicles                                      870             (9)
Aerospace                                                346             74
Services                                                 358            220
Directly Managed Businesses                              156            134
Eliminations/Others                                      (38)          (117)
--------------------------------------------------------------------------------
DAIMLER-BENZ GROUP                                     3,763          1,849
--------------------------------------------------------------------------------


RECONCILIATION TO
OPERATING PROFIT                                   1. half 1998   1. half 1997
--------------------------------------------------------------------------------
Income before financial income
and income taxes                                       3,368          1,322
Interest on advance payments
received for long-term contracts                         145            126
Earnings from Airbus Industrie                             0            173
Corporate research of Daimler-Benz AG                    260            220
Items not allocable to segments                          (10)             8
--------------------------------------------------------------------------------
OPERATING PROFIT                                       3,763          1,849
--------------------------------------------------------------------------------


Cash Flow Statement                                1. half 1998   1. half 1997
--------------------------------------------------------------------------------
Net income                                             2,010            992
Depreciation and amortization
of fixed assets                                        3,744          3,309
Increase in accrued liabilities                        1,312            838
Changes in other operating assets
and liabilities                                        1,586            118
Other                                                   (142)          (576)
--------------------------------------------------------------------------------
CASH PROVIDED BY
OPERATING ACTIVITIES                                   8,510          4,681
--------------------------------------------------------------------------------
Purchase of fixed assets                              (4,136)        (2,747)
Increase in equipment on
operating leases                                      (4,488)        (3,513)
Proceeds from disposal of fixed assets                 2,391          2,212
Acquisition of businesses                               (680)          (269)
Proceeds from disposal of businesses                   1,106          1,017
Increase in receivables from
financial services, net                               (3,291)        (2,519)
Sales (Acquisitions) of securities
(other than trading), net                             (2,372)          (707)
Change in other cash                                  (1,587)           404
--------------------------------------------------------------------------------
CASH USED FOR
INVESTING ACTIVITIES                                 (13,057)        (6,122)
--------------------------------------------------------------------------------
Change in commercial paper
borrowings, net                                         (556)            25
Change in financial liabilities                        2,739          3,042
Dividends paid                                       (11,288)          (591)
Proceeds from capital increases                        7,613             37
Proceeds from special distribution
tax refund                                             2,908              -
Other                                                   (160)             -
--------------------------------------------------------------------------------
CASH PROVIDED BY
FINANCING ACTIVITIES                                   1,256          2,513
--------------------------------------------------------------------------------
Effect of foreign exchange rate changes
on cash and cash equivalents
(up to 3 months)                                         167            229
Net increase (decrease) in cash and
cash equivalents (up to 3 months)                     (3,124)         1,301
Cash and cash equivalents (up to
3 months) at beginning of period                       5,491          3,220
--------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS (UP TO
3 MONTHS) AT END OF PERIOD                             2,367          4,521
--------------------------------------------------------------------------------
about DM 0.6 billion. The latter resulted from the sale of the Semiconductors unit, the sale of shares in LFK-Lenkflugkorper GmbH and buildings C2 and C3 on Potsdamer Platz, and a share swap between debitel and Metro AG. An impairment charge of Adtranz's goodwill in the amount of approximately DM 0.1 billion had the opposite effect; it was undertaken on account of the reduction in anticipated future cash flows.

     At DM 2.1 billion, Passenger Cars once again made the largest contribution to the Group's operating profit. Despite substantial start-up costs related to the imminent model change in the S-Class and the market introduction of the Smart, earnings rose by approximately DM 0.5 billion. The most pronounced improvement in earnings (DM 0.9 billion) was achieved by Commercial Vehicles, where both the expansion of business and the measures to boost profitability had a noticeable effect. The Aerospace division improved its contribution to the Group's operating profit as well to more than DM 0.3 billion (1997: DM 0.1 billion), primarily due to the Defense and Civil Systems and Aeroengines units. The Services division further increased its contribution to nearly DM 0.4 billion; the largest share came from the Financial Services/Insurance Brokerage unit. Among the Directly Managed Businesses, Automotive Electronics and MTU/Diesel Engines further improved earnings, while Rail Systems still reported a loss.

     The financial results improved by just under DM 0.7 billion to more than DM
0.5 billion. The most important factor in this development was that unlike in the previous year no charges arose from the evaluation and settlement of exchange rate hedge transactions. Accordingly, the income before income taxes rose by DM 2.7 billion to DM 3.9 billion. At the same time, however, income taxes were DM 1.6 billion higher and reached DM 1.8 billion. Approximately one half of the taxes concerned actual tax expenses, especially for the foreign Mercedes-Benz companies, while the other half were expenses related to deferred taxes. Net income thus doubled in comparison to the same period in 1997 from DM
1.0 billion to DM 2.0 billion.

     The growth in the balance sheet total by DM 4.9 billion since December 31, 1997 to DM 142.0 billion is above all a result of the expansion in leasing and sales financing and the increased business volume in Passenger Cars and Commercial Vehicles. Consequently, the greatest increases on the assets side were recorded under the items equipment on operating leases, inventories, and receivables from financial services. In the case of securities, the higher market prices also had an influence. The largest increase on the liabilities side was recorded under financial liabilities. The DM 1.3 billion reduction in stockholders' equity is primarily due to the fact that the capital increase successfully implemented in June 1998 did not cover the reduction in corporate income tax of DM 2.9 billion which was paid out to our shareholders in connection with the special distribution. However, as of December 31, 1997, it was included in stockholders' equity as a transitory item.

     Cash flow from operating activities rose by DM 3.8 billion to DM 8.5 billion. Cash used for investing activities increased even stronger by DM 6.9 billion to DM 13.1 billion. It was not possible to offset the difference between cash flow from operating activities and cash used for investing activities by cash provided by financing activities totaling DM 1.3 billion, which means that cash decreased to DM 2.4 billion (June 30, 1997: DM 4.5 billion). At June 30, 1998 we recorded liquid funds totaling DM 22.8 billion (June 30, 1997: DM 17.1 billion).

---------------------------------------------------------------------------------------------------------
                                           1. half of 1998              Year ended December 31, 1997

ANALYSIS OF THE                      Nominal value         Number       Nominal value         Number
STOCK OPTIONS ISSUED                of convertible       of stock      of convertible       of stock
TO MANAGEMENT                                bonds        options               bonds        options
                                    DM in millions                     DM in millions
---------------------------------------------------------------------------------------------------------
Balance at beginning of period                37.5      7,509,600                 1.0        198,000
Bonds sold                                       -              -                37.1      7,429,600
Converted                                     (0.2)       (35,000)               (0.5)      (100,000)
Repayment                                     (0.2)       (52,000)               (0.1)       (18,000)
---------------------------------------------------------------------------------------------------------
Outstanding at end of period                  37.1      7,422,600                37.5      7,509,600
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
Exercisable at end of period                   0.3         63,000                 0.5         98,000
---------------------------------------------------------------------------------------------------------
INFORMATION TO OWN SHARES:
At June 30, 1998, 1,000,170 own shares were held by Daimler-Benz AG, exclusively purchased for the distribution to employees. All shares were purchased in June 1998 at an average rate of DM 171.00; they correspond to 0.2% of capital stock.
---------------------------------------------------------------------------------------------------------

                             PASSENGER CARS

-------------------------------------------------------------------
DM amounts in millions                1. half 1998   1. half 1997
-------------------------------------------------------------------
Revenues                                    30,648         24,980
Production (units)                         433,122        336,560
Sales (units)                              427,715        335,794
Employees (6/30)*)                          94,388         88,049
-------------------------------------------------------------------
*) Excluding 30,484 (6/30/97: 29,089) employees for the joint Sales and Marketing activities of Passenger Cars and
    Commercial Vehicles.
-------------------------------------------------------------------

Passenger Cars achieved record highs in production, sales, and revenues in the first six months of 1998. With 427,700 vehicles sold (+27%), the threshold of 400,000 units in a six-month period was exceeded for the first time. Revenues grew by 23% to DM 30.6 billion.

     Business was especially gratifying in the USA, where our sales increased by 68% to 87,500 vehicles, predominantly due to the tremendous demand for the M-Class. But we also recorded strong growth in sales in Germany (+20%) and Western Europe outside of Germany (+32%). We were therefore able to more than compensate for reductions in Japan (-5.5% to 21,200 passenger cars) and the countries of Southeast Asia as a result of the Asian crisis. On the whole, the lost sales in Asia were lower for Mercedes-Benz Passenger Cars than for our competitors.

     The very favorable sales figures in Europe and the USA mainly reflect the popularity of our new products. Business was spurred by the A-Class in particular, with 42,000 units sold, as well as by the M-Class (29,000 units) and the SLK roadster (28,000 units). The CLK coupe was highly successful as well; we sold 25,000 units in the first six months of the year. We have also been offering a convertible version in Europe since June 1998. Our classic Mercedes-Benz models have performed well, too. As an example, we sold over 22,000 S-Class sedans and coupes, even though they are reaching the end of their product life cycle.

     In response to high demand, we boosted production by 29% in comparison to the same period in the previous year to 433,100 units.

                        COMMERCIAL VEHICLES

DM amounts in millions                1. half 1998   1. half 1997
------------------------------------------------------------------------
Revenues                                    21,685         17,846
Production (units)                         244,978        202,007
Sales (units)                              228,940        191,994
Employees (6/30)*)                          87,869         81,064
------------------------------------------------------------------------
*) Excluding 30,484 (6/30/97: 29,089) employees for the joint Sales and Marketing activities of Passenger Cars and Commercial Vehicles.
------------------------------------------------------------------------

Nearly all of the business units in the Commercial Vehicle division were able to achieve significant growth in revenues and sales in the first half of 1998. Worldwide, we sold more than 230,000 commercial vehicles, which represents a 19% increase.

     The Trucks Europe unit improved its sales by 18% to 40,600 units while its revenues were 13% higher at DM 5.7 billion. The highly successful Actros vehicles contributed to this growth, as did the Atego, a light truck that was introduced in the second quarter of the year and has been received extremely well in the market.

     The Vans Europe unit sold 93,800 vehicles (+9%). Its revenues rose 15% to DM 4.7 billion. With a market share of 18.2%, 0.6% higher than in the previous year, we are the market leader in the segment of 2 to 6 ton gross vehicle weight vans in Western Europe.

     The Buses Europe unit recorded a 19% increase in revenues. As a result of above-average growth in sales, it was able to expand its market share in Western Europe (including Turkey) by 2.5% to nearly 28%.

     In the Commercial Vehicles NAFTA unit, production capacities were ramped up once again in response to continuing high demand. Sales were up 33% to 55,300 units. Freightliner launched the new heavy cabover truck Argosy to the market at the beginning of the year. The production of Sterling trucks, our second brand in the North American market, started up in May; some 1,100 vehicles had already rolled off the assembly line in June.

     Sales and revenues have been developing as planned in the Commercial Vehicles Latin America unit. Reductions in exports due to the Asian crisis - especially in Indonesia - have since been offset by growth in the primary markets Argentina and Brazil. Revenues and sales were improved by 11% and 22% respectively as compared to the same period in 1997.

     We produced a total of 245,000 commercial vehicles, which represents a 21% increase.

                               AEROSPACE

------------------------------------------------------------------------
DM amounts in millions                1. half 1998   1. half 1997
------------------------------------------------------------------------
Revenues                                     7,558          6,679
Incoming orders                             13,351          6,493
Employees (6/30)                            45,190         43,691
------------------------------------------------------------------------

The Aerospace division generated revenues of DM 7.6 billion. All of the business units contributed to the 13% growth compared to the same period in the previous year.

     Production capacities were boosted in the Civil Aircraft and Helicopters unit; as a result, the volume of units delivered was higher and revenues were increased by 15%. The Military Aircraft unit recorded its first revenues from the series preparation for the Eurofighter and thus expanded its business volume by 15% as well. As a result of the brisk development in air traffic, the Aeroengines unit managed to continue its growth course both with new business and with replacement parts and maintenance services; its business volume was 22% higher than in the first six months of 1997.

     At DM 13.4 billion, about twice as many orders were received at Dasa as in the first half of the previous year. The steep rise was above all a result of the significantly higher volume of orders in the Airbus program and the contract for preproduction of the Eurofighter. Business was also spurred in the Aeroengines unit; in this case both the increased demand in the aircraft market as well as the contract for series preparation of the jet engines for the Eurofighter contributed to the encouraging growth.

                                SERVICES

------------------------------------------------------------------------
DM amounts in millions                1. half 1998   1. half 1997
------------------------------------------------------------------------
Revenues                                     8,718          7,166
Employees (6/30)                            16,756         12,952
------------------------------------------------------------------------

The Services division increased its revenues by 22% to DM 8.7 billion. This improvement was a result of the highly dynamic development of business in the Financial Services/Insurance Brokerage, IT Services, and Telecommunications and Media Services units in particular.

     In the Financial Services/Insurance Brokerage business unit, revenues were up 19% to DM 5.4 billion. The new businesses of our automotive units in Germany and the USA were instrumental in this success. In order to open up new markets, new companies were established in Northern and Eastern Europe as well as in South Africa.

     IT Services increased its revenues by 34% to DM 1.8 billion. All of the business units contributed to this positive development. Due to numerous major contracts and the highly dynamic development of foreign business, the value of orders on hand is about DM 6.7 billion. The internationalization strategy was stepped up with activities in South America, the USA, Eastern Europe, and Japan.

     The Telecommunications and Media Services unit continued its vigorous business development. debitel is currently represented in five European countries and services more than 2.5 million customers. The fixed network business, which was newly established in the course of the liberalization of the telecommunications market in Germany, was off to a very pleasing start; some 500,000 subscribers are already registered with debitel.

     The Trading unit continued to expand its activities with new businesses in the CIS countries and Latin America.

                       DIRECTLY MANAGED BUSINESSES

------------------------------------------------------------------------
DM amounts in millions                1. half 1998   1. half 1997
------------------------------------------------------------------------
Rail Systems (Adtranz at 50%)
Revenues                                     1,499          1,317
Incoming orders                              1,993          1,781
Employees (6/30)                            12,217        10,889
------------------------------------------------------------------------
Automotive Electronics
Revenues                                       699            487
Incoming orders                                787            529
Employees (6/30)                             4,302          3,622
------------------------------------------------------------------------
MTU/Diesel Engines
Revenues                                       758            676
Incoming orders                                900            797
Employees (6/30)                             5,827          5,619
------------------------------------------------------------------------

Rail Systems generated a 14% increase in revenues to DM 1.5 billion; delivery delays prevented growth from being even more pronounced. The volume of incoming orders was 12% higher than in the same period in 1997 and above all reflects major contracts received by the companies in the USA, Sweden, Germany, and Great Britain.

     In Automotive Electronics, revenues were 44% higher than in the previous year at DM 0.7 billion. All product sectors contributed to the significant increase. Incoming orders rose by 49% to nearly DM 0.8 billion.

     In the MTU/Diesel Engines unit, revenues were up 12% and reached just under DM 0.8 billion; incoming orders were up 13% to DM 0.9 billion. Sales of engines for commercial applications and injection systems were especially brisk. A decrease in revenues in the Asian region was offset by the expansion of business in Europe and the USA. The volume of orders was higher, above all as a result of the marine engines ordered for commercial and military ship applications, decentralized energy systems as well as a major order from Deutsche Bahn AG.

                                       OUTLOOK

From the present perspective, the favorable development of business will continue - possibly somewhat less pronounced - in the second half of the year as well. We therefore expect consolidated revenues for fiscal 1998 to top DM 140 billion. The growth will continue to be supported by all of our divisions. Especially in the USA and in Europa we anticipate a continued positive development of business.

     The new CLK and A- and M-Class models will contribute significantly to the further growth of our passenger car sales. While the C- and E-Class models will remain our most popular cars in terms of volume, sales of the S-Class will decline due to the model change. We will most likely sell more than 20,000 units of the Smart city coupe before the end of the year. It will be delivered to our customers beginning this fall.

     Against the backdrop of the favorable sales situation and the expected market development, we expect to set a new record in sales of commercial vehicles in 1998 at around 480,000 units. The growth will predominantly be contributed by the Commercial Vehicles NAFTA unit, among other things due to the sales startup of our Sterling trucks. But the Trucks and Vans Europe units will presumably also be able to sell significantly more vehicles than in 1997.

     We expect the growth in revenues experienced in the first half of the year to continue in the Aerospace division. Positive factors include the high volume of civil aircraft orders on hand in particular, as well as the favorable ratio between the U.S. dollar and the German mark.

     The gratifying business development in Services will also continue in the second half of the year. We expect to achieve a noticeable increase in revenues in all business units in 1998.

     Revenues and incoming orders in Rail Systems will probably be higher in 1998 than in 1997. As a result of the restructuring measures introduced, competitiveness on an international level shall be improved. We are projecting a significant increase in revenues in Automotive Electronics, above all as a result of growth in the ABS, engines and chassis, and comfort sectors. In the MTU/Diesel Engines unit individual reductions or shifts in revenues in Asia should be compensated by higher revenues from other regions. As a consequence, business can be expected to expand in this unit, too.

     Investments in property, plant and equipment will likely top DM 9 billion this year. Expenditures will be focused on the product start-ups at Mercedes-Benz, the expansion of vehicle distribution net in Asia, the expansion of the maintenance business in the Aeroengines unit, and the Potsdamer Platz project.

     Without the projects completed on behalf of third parties, we will probably spend about DM 6.5 billion on research and development in 1998. The funds will primarily be used for the new generation C- and E-Class and for expenses related to the commercial vehicle sector and civil aircraft.

     The positive development of earnings achieved so far in the operational area is expected to continue in the second half of 1998. This development is suggested by the favorable order situation and the increased productivity in the Group, which should offset start-up expenses incurred for new products in the passenger car sector in particular. As viewed from the present perspective, the favorable foreign exchange ratios, above all of the U.S. dollar against the German mark, will also have a positive effect on earnings. We expect therefore that we will exceed the minimum return on capital employed of 12% as early as 1998.

     July 1998
     Daimler-Benz Aktiengesellschaft

     The Board of Management

Daimler-Benz AG
RK/B
D-70546 Stuttgart
--------------------------------------------------------------------------------
   Daimler-Benz Aktiengesellschaft   Registered Office: Stuttgart   Registration
                 Court Stuttgart, Commercial Register B, No. 15350
Chairman of the Supervisory Board: Hilmar Kopper   Board of Management: Juergen
 E. Schrempp, Chairman   Dr. rer. pol. Manfred Bischoff   Dr. rer. pol. Eckhard
Cordes   Dr. jur. Manfred Gentz   Prof. Juergen Hubbert  Dr. phil. Kurt J. Lauk
 Dr. jur. Klaus Mangold   Heiner Tropitzsch   Klaus-Dieter Voehringer   Dr.-Ing.
                                 Dieter Zetsche

                                      SIGNATURES



          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                    DAIMLER-BENZ AKTIENGESELLSCHAFT



                    By:  /s/ ppa. Hans-G. Bruns
                         ----------------------------------
                         Name:  Dr. Hans-Georg Bruns
                         Title:  Senior Vice President


                    By:  /s/ i.V. Friedrich Lauer
                         ----------------------------------
                         Name:  Friedrich Lauer
                         Title:  Vice President


Date:  July 30, 1998